Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143

The following e-mail was sent to DIRECTV employees on February 26, 2002:


The following message is from DIRECTV Chairman and CEO Eddy Hartenstein.

To DIRECTV Employees:

Today, EchoStar and HUGHES announced a plan for the merged company to deliver local broadcast channels in every one of the 210 television markets in the United States.

Since the merger was announced, a small team of DIRECTV and EchoStar employees have worked together to develop a technical plan to offer local channels in all 210 television markets nationwide. After an examination of each company's spectrum and satellite assets, the team determined the plan could become a reality.

The merger is expected to eliminate 500 channels of duplicative programming that DIRECTV and EchoStar each offer today. By combining all of our spectrum, all of our existing and planned satellites, and by adding another spot-beam spacecraft, we expect to have the ability to offer consumers in all fifty states access to all of their local broadcast channels.

The efficiencies gained from the merged company are also expected to result in the provision of affordable satellite-based broadband competition to cable modem and DSL offerings. Ultimately, the merged company expects to eliminate the "digital divide" - the households that currently do not have access to high-speed Internet and data services.

EchoStar and HUGHES filed a joint application with the FCC last night that detailed the "All Channels, All Americans" plan, whose rollout would be expected to be completed within 24 months of merger approval. The plan has been summarized in detailed booklets being disseminated to key lawmakers on Capitol Hill today, and the national version and press release are attached for your information.

I recognize that many of you still have questions about the merger - in particular, how it will affect the future of DIRECTV, and your jobs. Both Roxanne and I are committed to clarifying unresolved issues and communicating in greater detail with you regarding the merger status, approval process, and other events, such as today's announcement.

In the meantime, I thank each of you for your continuing efforts to successfully grow and continually improve the DIRECTV business.

Sincerely,

Eddy

[Attached to the e-mail is a copy of the national version of the detailed booklet which was filed separately with the SEC by each of GM and Hughes on February 27, 2002.]

[Attached to the e-mail is a copy of the national press release which was filed separately with the SEC by each of GM and Hughes on February 26, 2002.]

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In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

















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